Exhibit 99.2

EXCLUSIVE CONTRIBUTION AGREEMENT

THIS EXCLUSIVE CONTRIBUTION AGREEMENT (the “Agreement”) dated this 5th day of February, 2013 by and between Megas, Inc. (“Megas/Company”), a Nevada corporation, and Mr. Charles Mui (“Mui”), an individual through his various companies and personal contacts, all parties hereinafter referred to as the “Parties.”

This Agreement shall cover Mui’s one hundred percent (100%) accountability to both the exclusivity of the developed brand and the full management of all facets therein as it pertains to this Agreement. Mui agrees to maintain complete responsibility for the evolution of all said products for the course of no less than five (5) years from the Date this Agreement.

Mui agrees to provide high quality manufacturers and formulators to produce the Megas product lines (soft goods) and keep said lines cutting edge and competitive.

Megas Product(s) and Product Line(s) are as follows:

•	The Megas branded skin care line, inclusive of at least eight (8) high quality products, fifty percent (50%) to launch upon the start of the company, the remainder to be launched over a time period to be determined at a mutually agreed upon date;

•	The Megas branded health and nutrition line, inclusive of at least eight (8) high quality products, fifty percent (50%) to launch upon the start of the company, the remainder to be launched over a period of time determined at a mutually agreed upon date;

•	Supporting evidence of the quality of the products including reports, video and testimonials as available;

•	A full ingredients list for each of the products and for both the Megas skin care and the Megas health and nutrition product lines; and

•	Written proof of the key ingredients as being effective in the various applications of the specific products.

Mui will be responsible for the Branding of the two (2) major Megas product lines inclusive of the following:

•	Packaging and bottling labels and primary brand layouts;

•	All written copy that explains the product(s) from a scientific, marketing and laymen’s point of view for all website pages and all marketing materials.

•	All flyers and supporting physical materials for each of the products of the Megas brands.

In exchange for the full management, intellectual and actual property development, as specified in this Agreement, Mui shall receive five million six hundred thousand (5,600,000) Preferred Class A shares of Megas, Inc.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first stated above.

By:		By:
	Adam Businger, President		Charles Mui, an individual
Megas, Inc.

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